SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 2, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated January 2, 2005 re: Partner Communications Announced the Appointment of Zion Ginat as Vice President, Customer Division.

Partner Announced the Appointment of Zion
Ginat as Vice President, Customer Division

Rosh Ha’ayin, Israel, January 2nd, 2005 – Partner Communications Company Ltd. (NASDAQ, TASE: PTNR; LSE: PCCD) (the “Company”, “Partner”) announced today that Zion Ginat was appointed Vice President Customer Division. Zion Ginat is replacing Haim Romano, Deputy CEO of Partner, who headed the Customer Division in addition to his responsibilities as Deputy CEO.

For the past year, Zion Ginat (age 45, married, 4 children) held the position of Deputy VP Customer Division. In his previous role in the Company he was Manager of the Sales Sub-Division.

Before joining Partner, Mr. Ginat served as CEO of Tecnomaticx – unicam Asia-Pacific, as VP Sales and Marketing of Tadiran, and as Managing Director of one of the companies of Koor Trading. He holds a B.Sc. and a M.Sc. in Mechanical Engineering from Tel Aviv University.

Haim Romano, Partner’s Deputy CEO, will share management responsibilities with the CEO of the Company, Amikam Cohen, and will supervise the activities of the Customer Division and the Operations Division. He will also coordinate the marketing activities of Partner.

About Partner

Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to approximately 2.3 million subscribers in Israel. Partner subscribers can use roaming services in 152 destinations using 330 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Safe Harbor
This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

Contact:
Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel:	+972 54 7814151
Fax:	+972 54 7814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: January 2, 2005